UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of July 2020

Commission File Number: 001-36697

DBV TECHNOLOGIES S.A.

(Translation of registrant’s name into English)

177-181 avenue Pierre Brossolette

92120 Montrouge France

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒  Form 20-F            ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

EXHIBIT INDEX

Exhibit	Description

99.1	Press Release dated July 31, 2020

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DBV TECHNOLOGIES S.A.

Date: July 31, 2020	By:	/s/ Ramzi Benamar
		Name:	Ramzi Benamar
		Title:	Chief Financial Officer

Exhibit 99.1

Press Release Montrouge, France, July 31, 2020

DBV Technologies Reports First Half 2020 Financial Results

DBV Technologies (Euronext: DBV – ISIN: FR0010417345 - Nasdaq Stock Market: DBVT), a clinical-stage biopharmaceutical company, today reported first half 2020 financial results. The interim financial report is available on the Investor Relations section of the Company’s website, www.dbv-technologies.com/investor-relations/. First half 2020 financial statements were subject to a limited review by the Company’s external auditors.

“In the first half of this year, we focused on working with the FDA and submitting a robust data package to support its review of Viaskin™ Peanut. We also executed a restructuring to extend our runway and better position our business to prepare to bring this important treatment to patients,” said Daniel Tassé, Chief Executive Officer of DBV Technologies. “Recently, we published encouraging results from the PEOPLE Phase III open-label extension study of Viaskin Peanut in The Journal of Allergy and Clinical Immunology, highlighting the robust, long term clinical benefit of Viaskin Peanut with a decrease in adverse events among children with peanut allergy. We expect to hear from the FDA on next steps with our BLA filing imminently and look forward to providing an update at that time.”

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Cash Position: cash and cash equivalents as of June 30, 2020 were €225.9 million, compared to €172.0 million as of December 31, 2019, an increase of €53.8 million. In the first half 2020, cash used in operating activities was €(79.4) million and cash flows from investment activities were €(1.3) million, partially offset by an increase of €134.2 million in cash from financing activities received in connection with the Company’s February 2020 public offering.

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Operating Income: operating income was €7.6 million for the first half 2020 compared to €7.1 million for the first half 2019. In the first half 2020, as well as in the first half 2019, income was primarily generated from the Company’s Research Tax Credit (Crédit d’Impôt Recherche) and by income recognized under the Company’s collaboration agreement with Nestlé Health Science.

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Restructuring Costs: restructuring costs, related to the global restructuring announced on June 26, 2020, were €19.3 million for the first half of 2020 including accrued severance-related expenses as a result of anticipated organizational changes. DBV announced on June 26, 2020 that it was implementing a restructuring plan that will provide the flexibility to continue the BLA review process, prepare to bring Viaskin Peanut to patients, if approved, and preserve the Company’s cash runway. DBV had no restructuring costs in the first half of 2019.

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Research & Development Expenses: research and development expenses decreased by €3.9 million, or 7.5%, to €48.3 million in the first half 2020 compared to €52.2 million in the first half 2019, reflecting a decrease in personnel expenses, including headcount as well as accrued bonus, retention measures and share-based compensation expenses, as part of the announced restructuring plan.

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Sales & Marketing Expenses: sales and marketing expenses were €6.4 million for the first half 2020 compared to €8.3 million for the first half 2019, reflecting a decrease of €1.9 million, or 23.4%. The decrease in sales and marketing expenses resulted from a decrease in personnel expenses, including accrued bonus, retention measures and share-based compensation expense, as part of the announced restructuring plan. These decreases were partially offset by an increase in fees related to marketing tools and services for the potential commercialization of Viaskin Peanut in North America, if approved.

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General & Administrative Expenses: general and administrative expenses were €19.4 million for the first half 2020 compared to €25.8 million for the first half 2019, a decrease of €6.4 million, or 24.8%, resulting from a decrease in accrued bonus, retention measures and share-based compensation expense, as part of the announced restructuring plan. These decreases were partially offset by an increase in consulting and legal fees.

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Net Loss: net loss was €(86.5) million for the first half 2020, compared to €(79.8) million for the first half 2019. Loss per share (based on the weighted average number of shares outstanding over the period) was €(1.62) and €(2.43) in the first half 2020 and 2019, respectively.

About DBV Technologies

DBV Technologies is developing Viaskin®, an investigational proprietary technology platform with broad potential applications in immunotherapy. Viaskin is based on epicutaneous immunotherapy, or EPIT™, DBV’s method of delivering biologically active compounds to the immune system through intact skin. With this new class of non-invasive product candidates, the Company is dedicated to safely transforming the care of food allergic patients. DBV’s food allergies programs include ongoing clinical trials of Viaskin Peanut (DBV712). DBV Technologies has global headquarters in Montrouge, France and offices in Bagneux, France, and North American operations in Summit, NJ and New York, NY. The Company’s ordinary shares are traded on segment B of Euronext Paris (Ticker: DBV, ISIN code: FR0010417345), part of the SBF120 index, and the Company’s ADSs (each representing one-half of one ordinary share) are traded on the Nasdaq Global Select Market (Ticker: DBVT).

Forward Looking Statements

This press release may contain forward-looking statements and estimates, including statements regarding the potential of Viaskin™ Peanut as a treatment for peanut-allergic children and the Company’s planned interactions with the FDA regarding Viaskin Peanut and the target action date for the Company’s BLA. These forward-looking statements and estimates are not promises or guarantees and involve substantial risks and uncertainties. At this stage, the products of the Company have not been authorized for sale in any country. Among the factors that could cause actual results to differ materially from those described or projected herein include uncertainties associated generally with research and development, clinical trials and related regulatory reviews and approvals, including the impact of the COVID-19 pandemic. Furthermore, the timing of any action by the FDA and possible regulatory paths forward cannot be guaranteed. A further list and description of these risks, uncertainties and other risks can be found in the Company’s regulatory filings with the French Autorité des Marchés Financiers, the Company’s Securities and Exchange Commission filings and reports, including in the Company’s Annual Report on Form 20-F for the year ended December 31, 2019, and future filings and reports by the Company. Existing and prospective investors are cautioned not to place undue reliance on these forward-looking statements and estimates, which speak only as of the date hereof. Other than as required by applicable law, DBV Technologies undertakes no obligation to update or revise the information contained in this Press Release.

DBV Contact

Sara Blum Sherman

Senior Director, Investor Relations & Strategy

+1 212-271-0740

sara.sherman@dbv-technologies.com